SUB-ITEM 77D


On January 18, 2000, the Board of Trustees of
American General Series Portfolio Company 2 approved enhancing the investment flexibility of the three Lifestyle Funds by eliminating the amount of assets to be allocated to each Underlying Fund. Each Lifestyle Fund will specify a projected asset allocation range for specific asset categories as well as specify Underlying Funds but will not fix a percentage of assets to be invested in such Underlying Funds.